Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.: 001-14256

Investor Notices

This presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Westport and Belco will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

The following slide presentation was made by Westport Resources Corporation.

Westport Resources Corporation
Belco Oil & Gas Corp.

Investor Presentation

June 11-12, 2001

Participants

Donald Wolf
Chairman and Chief Executive Officer
Westport Resources Corporation

Barth Whitham
President and Chief Operating Officer
Westport Resources Corporation

Grant Henderson
President and Chief Operating Officer
Belco Oil & Gas Corp.

Lon McCain
Vice President and Chief Financial Officer
Westport Resources Corporation

2

Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including the cautionary statements contained in this report and risks and uncertainties inherent in the Company's business set forth in the filings of the Company with the Securities and Exchange Commission, including without limitation the Company's Annual Report on Form 10-K dated March 15, 2001. These risks include, among others, oil and gas price volatility, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of proved reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company does not undertake any obligation to update any forward-looking statements contained in this report.

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Summary of Transaction Terms

- Merger with Westport shareholders owning approx. 74% of the stock of the combined company
- Belco shareholders receive .4125 shares of Westport stock for each Belco share
- Westport assumes :
  - $150mm bank debt
  - $147mm 8.875% Sen. Sub. Notes due 2007
  - $109mm 10.5% Sen. Sub. Notes due 2006
  - $75mm 6.5% Conv. Perpetual Preferred Stock
- Belco receives board representation (2 seats)

4

Merger Results – Key Parameters

- Proved reserves expanded by 160%
- PV10 increases by 144%
- R/P ratio extended from 7 to 9 years
- Increases NAV per share by approximately 10%
- Grows 2001
  - Production by 90%
  - EBITDAX by 48%
  - Cash Flow per share (hedged) by -2%
  - Cash Flow per share (unhedged) by 27%
- Maintains strong balance sheet with Net Debt/Cap of 26% and Net Debt/2001 Pro Forma EBITDAX of 1.1

*Price assumptions 2001 NYMEX Oil $24.50, Henry Hub Gas $4.90

5

Strategic Rationale

The merger with Belco allows for the continued pursuit of our balanced strategy including:

- Strengthening core areas of lower-risk, long-life onshore reserves
- Increasing our inventory of onshore gas exploration projects
- High grade and expand investment opportunities
- Expanding a diversified reserve and cash flow foundation
- Carefully leveraging a strong balance sheet

The Result - *Substantial growth potential*

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Strategic Rationale

- Creates a new "top 20" independent
  - Proved reserves of 1.2 Tcfe as of December 31, 2000
  - Average daily 2001 production of over 360 Mmcfe per day
  - 2001E EBITDAX of $350 - $375 million
  - Enterprise value of $1.7 - $2.0 billion
- Proved reserves added at a price of $1.17 per Mcfe, excluding $74 million allocated to undeveloped acreage, seismic and miscellaneous assets
- Expands exploitation inventory with over 500 Bcfe of probable and possible reserves
- EBITDAX increases as hedges roll off – approximately $97 MM in 2001 and $14 MM in 2002

* Price assumptions 2001 NYMEX Oil $24.50, Henry Hub Gas $4.90; and 2002 NYMEX Oil $21.40, Henry Hub Gas $3.86

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Strategic Rationale

- **Increases exploration potential by 500 Bcfe**
  - Rocky Mountain Gas Basins - 1.3 million acres gross, .45 million net
  - Texas Gulf Coast - significant HBP position
  - North Dakota Horizontal - 70,000 acres
- **Strengthens core areas with critical mass and scale**
  - Enhances presence in gas prone basins of the Rockies
  - Leverages positions in the Permian, Mid-Continent and Gulf Coast regions
- **Improves cost structure**
  - Decreases LOE / mcfe by 6%
  - Decreases G&A / mcfe by 10%
- **Improves share liquidity**
  - Expands public float by 4.4 million shares

8

Complementary Operating Areas
Reserves at December 31, 2000

Westport - 454 Bcfe Proved

Rocky Mountain - 191 Bcfe
Permian/Mid Continent - 59 Bcfe
Gulf Coast - 36 Bcfe
Gulf of Mexico - 168 Bcfe

Pro Forma - 1.180 Tcfe Proved

Rocky Mountain - 339 Bcfe
Permian/Mid Continent - 442 Bcfe
Gulf Coast – 231 Bcfe
Gulf of Mexico - 168 Bcfe

Belco - 726 Bcfe Proved

Rocky Mountain - 148 Bcfe
Permian/Mid Continent - 383 Bcfe
Gulf Coast - 195 Bcfe

Core Areas

Belco

Westport

9

Pro Forma Reserves and Production Profile by Region

December 31, 2000 Reserves

1.2 Tcfe

GOM
14%
Rocky
Mtn
29%
Gulf
Coast
20%
Perm/
Mid Con
37%

53% Gas / 69% Operated

2000 Production

GOM
25%
Rocky
Mtn
28%
Gulf
Coast
22%
Perm/
Mid
Con
25%

63% Gas / Balance by Region

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Rocky Mountains

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	61.6	35.0	96.6
Reserves (Bcfe) at 12/31/00	191	148	339
Net Undeveloped Acres at 12/31/00	45,040	446,538	491,578
2001 Capex Budget (MM$)			
Exploration	$5.0	$6.1	$11.1
Development	25.2	26.1	51.3
Land and Seismic	2.5	2.0	4.5
Total	$32.7	$34.2	$66.9
Drilling Opportunities			
Exploitation	154	214	368
Upside	457	204	661
Total	611	418	1,029

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Enhances Rockies Gas Position

Mellott Ranch
Big Horn
Gooseberry
Bonepile
Wind River
WYOMING
Moxa Arch
Green River

Westport Principle Oil Fields
Westport Principle Gas Fields
Belco Principle Properties

Moxa Arch
- Long-life gas with significant development
- Adds operated gas exploitation
- Operate 170 wells
- 80 PUD locations
- 90 additional downspacing opportunities
- 6-year, two rig program
- Opportunity to accelerate activity

Gas Exploration In the Rockies
- Adds to Green River Basin
- Wind River basin-center gas
- Big Horn Basin exploration potential

12

Increases Williston Basin Position

WHITETAIL
Exploration
20 Possible
Locations
TREE TOP DEEP
Deeper Pool Wildcat
For Duperow/Nisku
zones
To be Drilled 3rd Qtr
BEAVER CREEK
1998 Nisku Discovery
822 MBO Cum Prod.
2 Additional wildcat
wells to be drilled
STILETTO
2000 Duperow
Discovery
Followup well 3rd Qtr
CROOKED CREEK
Ongoing Exploration/
Exploitation
10 Additional
Locations
MANNING
EXTENSION
Ongoing Exploration/
Exploitation
31 Additional
Locations
OPAL
Horizontal Fryburg
To be drilled 3rd Qtr
30 Possible locations
HORIZONTAL FRYBURG
PLAY
Ongoing Exploration/
Exploitation
40 Additional Locations
ROCKY HILL
Ongoing Exploration/
Exploitation
23 Additional
Locations

- Horizontal drilling for Mission Canyon oil
- Structural-stratigraphic prospects targeting Nisku and Duperow
- 2D/3D geophysical prospects for multi-pay Red River, Nisku, Duperow reserves
- Doubles drilling inventory for 2001 (10 projects)

WESTPORT ACREAGE & PROJECTS
BELCO ACREAGE & PROJECTS

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Permian / Mid-Continent

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	13.5	68.4	81.9
Reserves (Bcfe) at 12/31/00	59	383	442
Net Undeveloped Acres at 12/31/00	10,355	22,428	32,783
2001 Capex Budget (MM$)			
Exploration	$0.0	$2.2	$2.2
Development	9.5	15.8	25.3
Land and Seismic	0.0	1.8	1.8
Total	$9.5	$19.8	$29.3
Drilling Opportunities			
Exploitation	97	213	310
Upside	15	50	65
Total	112	263	375

14

Expands Permian Operations

Westport Principle Properties
Belco Principle Properties
OKLAHOMA
Boyd Mallet
Fullerton
Dallas
Howard Glasscock
Shafter/
Andrews
TEXAS
Ward-Estes

- Leverages existing position into core area
- Complementary strategy to acquire and exploit large OOIP fields

Andrews Unit
- 90 Million Bbl field
- Positive waterflood response
- Accelerate flood expansion in 2001

Shafter Lake
- 165 Million Bbl field
- 120 well Infill drilling program
- Waterflood enhancement
- Ability to accelerate capital program

Boyd Mallet
- 50 Million Bbl field
- Expansion of successful waterflood
- Offset operators installing CO2

15

Grows Mid Continent Operations

KANSAS
Oakdale
NE Nash
Calumet
East Harmon
OKLAHOMA

Oakdale Red Fork Unit

- 45 Million Bbl field
- Successful waterflood
- Accelerate expansion of flood

Calumet Cottage Grove

- 190 Million Bbl field
- Successful waterflood
- Infill drilling to capture banked oil

Westport Principle Oil Fields
Westport Principle Gas Fields
Belco Principle Properties

16

Gulf Coast

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	12.1	63.4	75.5
Reserves (Bcfe) at 12/31/00	36	195	231
Net Undeveloped Acres at 12/31/00	509	234,477	234,986
2001 Capex Budget (MM$)			
Exploration	$0.0	$7.1	$7.1
Development	7.8	25.7	33.5
Land and Seismic	0.0	3.2	3.2
Total	$7.8	$36.0	$43.8
Drilling Opportunities			
Exploitation	145	260	405
Upside	50	120	170
Total	195	380	575

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Gulf Coast Operations

TEXAS
Elm Grove
North Louisiana
Field Complex
Dallas
Oak Hill
LOUISIANA
Austin Chalk/
Georgetown
Westport Principle Properties
Belco Principle Properties

Leverages existing position into core area

Georgetown Development/ Exploration

- Horizontal drilling
- High rate completions
- Significant reserves per well
- Over 100 potential locations
- Expanding to 4 rig program

Elm Grove

- 8,600 acres
- Downspacing of Cotton Valley/ Hosston
- 3-year drilling program at 30 wells/year
- 4 rigs currently drilling

18

Gulf of Mexico

	Westport	Belco	Combined
1Q 01 Avg Daily Production (Mmcfe/d)	91.5	-	91.5
Reserves (Bcfe) at 12/31/00	168	-	168
Net Undeveloped Acres at 12/31/00	204,991	-	204,991
2001 Capex Budget (MM$)			
Exploration	$32.0	-	$32.0
Development	71.0	-	71.0
Land and Seismic	17.0	-	17.0
Total	$120.0	-	$120.0
Drilling Opportunities			
Exploitation	62	-	62
Upside	60	-	60
Total	122	-	122

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Substantial Offshore Exploitation and Exploration Upside

WC 173 Platform and Rig used in 3 well FA drilling program in the West Cameron 180/198 Complex

- 67 developed blocks with 139 Bcfe Probable and Possible reserves
- $68 million investment in land and seismic
- March 2001 Lease Sale High bidder on 7 blocks for $5 million (all have been awarded)
- 74-block exploratory inventory with >2 Tcfe unrisked reserve potential
- 20 projects targeted for exploration next 12 to 18 months

20

2001 Capital Budget Allocation (Excluding Acquisitions)

Westport

Offshore Development 42%
Seismic 3%
Land 8%
Onshore Development 25%
Exploration Drilling 22%
Development 67%
Exploration 33%

Budget - $170 million

Combined Company

Offshore Development 27%
Seismic 3%
Land 8%
Onshore Development 42%
Exploration Drilling 20%
Development 69%
Exploration 31%

Budget - $260 million

21

Significant Reserve Growth

Proved Reserves (Bcfe
1200
1000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2000PF
Natural Gas
Oil
Belco
Equitable
Total Minatome
Axem
Conoco

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Pro Forma Summary Financial Information

(Millions of dollars, except production and per share data)

	Pro Forma 1Q 01	per mcfe	2001 Outlook
Production (Bcfe)	31		130 - 135
EBITDAX	$101	$3.25	$350 - $375
Costs			
Lease Operating	$20	$0.63	$0.60 - $0.65
Production Taxes	9	$0.30	4.8% - 5.2% of Rev
G & A	5	$0.17	$0.15 - $0.20
Interest	7	$0.23	$0.22 - $0.27
D D & A	35	$1.12	$1.40 - $1.50
Taxes			
Income Tax Rate	35.8%		36.5% - 37%
% Deferred	94.0%		94% - 95%

23

Significant Growth in EBITDAX and Cash Flow

EBITDAX
($ in millions)
400
350
300
250
200
150
100
50
0
$20
$44
$166
$243
$350-$375
1998
1999
2000
2001E
2001PF

Source: 2001 Estimates from Consensus Research, 2001 Price Forecast: $24.50/Bbl and $4.90/Mmbtu

Cash Flow
($ in millions)
Cash Flow per Share ($/share)
350
300
250
200
150
100
50
0
10
9
8
7
6
5
4
3
2
1
0
$12
$35
$155
$239
$305-$330
$2.36
$5.48
$6.23
$6.08
1998
1999
2000
2001E
2001PF

2001E Based on 38.4 million shares and 2001PF based On 52.0 million shares

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Pro Forma Capitalization as of March 31, 2001

	(Millions $)
Cash	$ 75
Long Term Debt	
Revolving Credit Facility	$ 150
8 7/8% Senior Subordinated Notes	147
10.5% Senior Subordinated Notes	109
Total Debt	406
Convertible Preferred	75
Common Stockholder's Equity	844
Total Preferred and Common	919
Total Capitalization	$ 1,250

Ratios

Net Debt/Total Cap	26%
Net Debt/2001 Pro Forma EBITDAX	1.1
2001 Pro Forma EBITDAX/Interest	10.9
Net Debt/Mcfe of Reserves	$0.46

25

Additional Information and Where to Find It

This document is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Belco and other investors are urged to read the merger materials, when available, and the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by Westport in connection with the second-step merger because they will contain important information about Belco, Westport, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters.

In addition to the merger materials and the registration statement and the joint proxy statement/prospectus to be filed in connection with the merger, Westport and Belco file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Belco or Westport at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Westport's and Belco's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://sec.gov. Free copies of the merger materials and joint proxy statement/ prospectus, when available, and these other documents may also be obtained from Westport by directing a request through the investor relations portion of Westport's website www.westportresourcescorp.com or by mail to Westport Resources, 410-17th Street, Suite 2300, Denver, Colorado 80202, Attention: Investor Relations, Telephone: (303) 573-5404.

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